

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 6, 2007

Mr. Byron E. Grote
Chief Financial Officer
BP p.l.c.
1 St. James's Square
London SW1Y 4PD United Kingdom

> **Re:** **BP p.l.c.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 6, 2007**
> **File No. 001-6262**

Dear Mr. Saxton:

    We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Brad Skinner
                        Senior Assistant Chief Accountant